UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS (filed herewith)

23.1 Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas

June 27, 2008

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
Assets:
Investments, at fair value (Notes 5 and 6):
Common stock	$21,024,929	$21,220,154
Employer stock	3,719,414	5,455,910
Money market funds	12,114,670	13,125,552
Government securities	640,000	662,479
Mutual funds	37,757,023	33,653,350
Collective trusts	5,914,473	5,225,798
Corporate bonds and debentures	184,730	151,294
Preferred stock	227,180	216,490
Unit investment trusts	839,218	949,162
Limited partnerships	125,378	115,951
Other assets	17,283	19,577
Loans to participants	3,351,766	3,161,327

Total investments	85,916,064	83,957,044

Receivables:
Employer contributions (Note 3 (a))	—	1,407,997
Other	10,405	8,377

Total receivables	10,405	1,416,374

Cash	—	47,600

Total assets	85,926,469	85,421,018

Liabilities:
Accounts payable	(9,177)	—

Total liabilities	(9,177)	—

Net assets available for benefits	$85,917,292	$85,421,018

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2007

December 31, 2007
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$1,365,865
Interest and dividends	2,885,059

Net investment income	4,250,924

Contributions:
Employer	2,669,308
Participant	5,117,764
Participant rollovers from other plans	553,238

Total contributions	8,340,310

Deductions from net assets attributed to:
Benefits paid to participants	(12,016,972)
Administrative expenses	(77,988)

Total deductions	(12,094,960)

Net increase	496,274

Net assets available for benefits, beginning of year	85,421,018

Net assets available for benefits, end of year	$85,917,292

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2007

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company.

(e)	Investments and Investment Income

Investments in publicly traded securities such as stocks, mutual funds and limited partnerships are carried at fair value based on quoted market prices, while collective trusts are valued based on their net asset value as obtained from audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits. The Plan invests in various Schwab retirement funds which invest in the Schwab Stable Value Fund (the “Fund”). The Fund invests primarily in guaranteed investment contracts (GICs) and wrap contracts (also known as synthetic GICs). The underlying investment contracts are fully benefit-responsive and valued at contract value as estimated by Charles Schwab.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2007

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan and funds holding such contracts are required to be reported at fair value. The FSP requires the statements of net assets available for benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for these fully benefit-responsive investment contracts. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value at December 31, 2007 and 2006. As such, no contract value adjustment is presented in the Plan’s financial statements.

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

(g)	Loans to Participants

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

(h)	Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007, the Plan’s year ending December 31, 2008. The Plan’s management is assessing the impact of this statement on its financial statements and processes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 addresses the recognition, measurement, accrual of interest and penalties, balance sheet classification and disclosure of any uncertain tax positions. FIN 48 was implemented for the year ended December 31, 2007 and the implementation did not have a material impact to the Plan’s financial statements.

3.	Contributions

(a)	Employer

The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. These contributions are allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. No discretionary Employer contribution was made to the Plan for the year ended December 31, 2007.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2006 due to the short term nature of the account.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2007

(b)	Participant Contributions

For the years ended December 31, 2007 and 2006, the maximum participant contribution of pretax annual compensation, as defined by the Plan, was 50%. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $15,500 and $15,000 during the 2007 and 2006 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2007 and 2006, the limit for catch up contributions was $5,000.

(c)	Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $52,179 and $50,458, respectively. These amounts are used to reduce future Employer contributions. During 2007, Employer contributions were reduced by $50,458 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $931,542 at December 31, 2007 and $886,355 at December 31, 2006 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2007

Investments greater than 5% of net assets available for benefits at December 31, 2007 and 2006 are as follows:

	2007	2006
Schwab Value Advantage Fund	$4,770,527	$4,995,752
Schwab Money Market Fund	6,676,807	6,945,860
Growth Fund of America	7,786,193	6,076,948
Thornburg International Value I	5,273,264	3,583,402	*

*	Less than 5% of assets in 2006

During the year ended December 31, 2007, the Plan’s investments, including those bought, sold and held during the year, appreciated/depreciated in value as follows:

2007
Common stock	$2,011,985
Employer stock	(2,481,716)
Money market funds	358,015
Government securities	33,766
Mutual funds	995,746
Collective trusts	276,304
Corporate bonds and debentures	5,618
Preferred stock	28,145
Unit investment trusts	117,042
Limited partnerships	20,960

Net appreciation in fair value of investments	$1,365,865

6.	Loans to Participants

Loans have been granted to participants in accordance with the provisions of the Plan. Loans are secured by the participant’s remaining account balance and are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s loans from the Plan during the 1-year period ending the day before the new loan is made, over the outstanding balance of the participant’s loans from the Plan on the day the loan is made. The interest rate for participant loans as determined by the Plan Administrator is the prime lending rate. Interest rates for loans to participants at December 31, 2007 ranged from 4.00% to 9.00%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2007

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $20,529,203 and $20,688,895 at December 31, 2007 and 2006, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

Certain investments are managed by Westwood Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $906,046 and $880,615 at December 31, 2007 and 2006, respectively.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Schwab Value Advantage Fund	Money Market Funds	$4,770,527
*	Southwest Securities 401(k) Stock Fund	Employer Securities	2,547,868
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	38,048,227
	Growth Fund of America	Mutual Funds	7,786,193
	Ranier Small/Mid Cap Equity	Mutual Funds	1,716,335
	American Beacon Small Cap Value Fund	Mutual Funds	663,338
	Delaware Emerging Market Instl.	Mutual Funds	2,020,135
	Lord Abett Mid Cap Value	Mutual Funds	2,587,086
	Thornburg Int’l Value I	Mutual Funds	5,273,264
	Van Kampen Comstock Fund ClA	Mutual Funds	2,268,715
	Buffalo Small Cap	Mutual Funds	2,379,539
	Pimco Total Return FD Class D Fund	Mutual Funds	2,713,908
*	Schwab Managed Retirement 2010	Collective Trusts	765,898
*	Schwab Managed Retirement 2020	Collective Trusts	1,623,545
*	Schwab Managed Retirement 2030	Collective Trusts	1,617,488
*	Schwab Managed Retirement 2040	Collective Trusts	957,821
*	Schwab Managed Retirement Inc.	Collective Trusts	43,675
*	Schwab S&P 500-Index Investment	Mutual Funds	3,706,873
	SEI Government Securities Principal	Money Market Funds	25,156
*	Westwood Trust Income Fund	Collective Trusts	77,675
*	Westwood Trust Mid Cap Equity-EB Fund	Collective Trusts	94,093
*	Westwood Trust All Cap Growth-EB Fund	Collective Trusts	86,797
*	Westwood Trust All Cap Value Equity-EB Fund	Collective Trusts	94,781
*	Westwood Trust Small Cap Growth Equity-EB Fund	Collective Trusts	39,005
*	Westwood Trust Small Cap Value Equity-EB Fund	Collective Trusts	15,791
*	Westwood Trust High Yield Bond-EB Fund	Collective Trusts	67,246
*	Westwood Trust Real Estate Invest Trust-EB Fund	Collective Trusts	102,690
*	Westwood Trust International Equity-EB Fund	Collective Trusts	99,439
*	Westwood Trust Large Cap Equity-EB Fund	Collective Trusts	163,931
*	Westwood Trust Core Inv. Grade Bond-EB Fund	Collective Trusts	64,598
	Duncan Energy Partners LP	Limited partnership interests	6,549
	Enterprise PRD Partners LP	Limited partnership interests	4,592
	Kinder Morgan Energy Partners LP	Limited partnership interests	32,707
	Magellan Midstream Partners	Limited partnership interests	8,055
	Nustar Energy LP	Limited partnership interests	5,863
	Oneok Partners LP	Limited partnership interests	1,531
	Plains All American Pipeline LP	Limited partnership interests	10,400
	Suburban Propane Partners LP	Limited partnership interests	20,250
	Teppco Partners LP	Limited partnership interests	5,525
	Terra Nitrogen Co LP	Limited partnership interests	29,906
	Pengrowth Energy Trust	Other assets	6,130
	Permian Basin Royalty Trust	Other assets	4,794
	TEL Offshore Trust UBI	Other assets	6,359
*	Loans to Participants	Interest Rates 4.0% to 9.0%, due through 2025	3,351,766

	Total assets held for investment purposes		$85,916,064

*	Designates a party-in-interest.
**	Includes Schwab accounts of $7,043,376 which are designated as party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP 401(K) PROFIT SHARING PLAN

Date: June 27, 2008	By:	/s/ James R. Zimcosky
James R. Zimcosky
Director - Human Resources Plan Administrator